



082-02553





08000586

SUPPL

MEGASTAR DEVELOPMENT CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2007 and 2006



PROCESSED

FEB 1 1 2008

THOMSON
FINANCIAL

Notice to Reader:

The attached financial statements have been prepared by the Management of Megastar Development Corp. and have not been reviewed by the auditors of Megastar Development Corp.

MEGASTAR DEVELOPMENT CORP.
CONSOLIDATED BALANCE SHEETS
November 30, 2007 and February 28, 2007
Unaudited

ASSETS	November 30 2007	February 28 2007
Current		
Cash and cash equivalents	$ 852,779	$ 1,661,165
GST receivable	22,732	16,758
Subscriptions receivable	-	23,860
Prepaid expenses and deposits	12,246	19,478
	887,757	1,721,261
Capital assets – Note 4	2,304	-
Resource properties – Notes 3, 5, and Schedule 1	1,338,594	779,349
	$ 2,228,655	$ 2,500,610

LIABILITIES

Current		
Accounts payable and accrued liabilities – Note 6	$ 42,287	$ 27,577

SHAREHOLDERS' EQUITY

Share capital – Notes 5 and 9	8,535,375	8,451,698
Contributed surplus	331,598	275,458
Deficit	(6,680,605)	(6,254,123)
	2,186,368	2,473,033
	$ 2,228,655	$ 2,500,610

Commitments – Notes 3 and 5
Subsequent Events – Notes 5 and 8

APPROVED BY THE DIRECTORS:

"Dušan Berka" Director   _"Gary Musil"_ Director

MEGASTAR DEVELOPMENT CORP.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three and nine month periods ended November 30, 2007 and 2006
Unaudited

	Three months ended November 30		Nine months ended November 30	
	2007	2006	2007	2006
Administrative expenses				
Accounting and audit fees	$ 4,677	$ -	$ 23,181	$ .7,400
Amortization	187	-	187	-
Bank charges and interest	51	224	251.	444
Consulting –Note 6	6,934	47,750	26,934	84,300
Filing fees	1,596	5,752	4,737	11,278
Insurance	-	-	14,050	-
Investor relations	28,007	22,355	93,669	120,053
Legal fees	152	18,924	3,469	22,720
Management fees – Note 6	68,334	21,000	110,834	60,500
Office, telephone and miscellaneous	6,165	7,496	22,396	16,360
Rent	2,385	2,385	7,155	6,720
Shareholder information	184	812	6,508	7,895
Stock based compensation – Note 5	16,944	37,752	96,827	98,512
Transfer agent	1,168	1,429	5,765	7,686
Travel and promotion	7,257	9,140	30,986	17,655
	(144,041)	(175,019)	(.446,949)	(461,523)
Other items:				
Interest income	4,305	4,542	20,467	7,749
Net loss for the period	(139,736)	(170,477)	(426,482)	(453,774)
Deficit, beginning of the period	(6,540,869)	(6,016,063)	(6,254,123)	(5,732,766)
Deficit, end of the period	$ (6,680,605)	$ (6,186,540)	$ (6,680,605)	$ (6,186,540)
Basic and diluted loss per share	$ (0.004)	$ (0.008)	$ (0.014)	$ (0.024)
Weighted average number of shares outstanding	29,991,560	20,661,744	29,821,356	18,814,778

MEGASTAR DEVELOPMENT CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine month periods ended November 30, 2007 and 2006
Unaudited

	Three months ended November 30		Nine months ended November 30	
	2007	2006	2007	2006
Operating Activities				
Net loss for the period	$ (139,736)	$ (170,477)	$ (426,482)	$ (453,773)
Items not affecting cash				
Stock based compensation	16,944	37,752	96,827	98,512
Amortization	187	-	187	-
	(122,605)	(132,725)	(329,468)	(355,261)
Changes in non-cash working capital items				
GST receivable	17,670	11,196	17,886	11,028
Prepaid expenses	(3,262)	13,883	7,232	67,558
Accounts payable and accrued liabilities	(11,617)	114,249	(9,789)	3,721
	(119,814)	6,603	(314,139)	(272,954)
Investing Activities				
Purchase of capital assets	(2,491)	-	(2,491)	-
Resource properties expenditures	11,877	(82,179)	(559,245)	(306,777)
	9,386	(82,179)	(561,736)	(306,777)
Financing Activities				
Issuance of common shares	15,750	1,369,054	42,989	1,552,203
Increase in related parties	21,500	2,300	30,500	19,800
	37,250	1,371,354	73,489	1,572,003
Increase (decrease) in cash	(73,178)	1,295,778	(808,386)	992,272
Cash, beginning of the period	925,957	138,507	1,661,165	442,013
Cash, end of the period	$ 852,779	$ 1,434,285	$ 852,779	$ 1,434,285

Supplemental disclosure of cash flow information:
Cash paid for:

Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

Non-cash Transactions – Note 7

MEGASTAR DEVELOPMENT CORP.
INTERIM CONSOLIDATED SCHEDULE OF RESOURCE PROPERTIES
for the periods ended November 30, 2007 and 2006

	Canada			Total	Total
	Sedex Zinc Property	Simkar	Ralleau Project	2007	2006
Balance, beginning of period	$ 317,406	$ 220,966	$ 240,977	$ 779,349	$ 270,303
Acquisition costs					
Shares	-	-	-	-	143,000
Cash and accrual	-	-	14,950	14,950	62,324
Option payment	(50,000)	-	-	(50,000)	-
	(50,000)	-	14,950	(35,050)	205,324
Deferred exploration costs					
Assay	-	39,908	-	39,908	10,760
Drilling	-	416,897	-	416,897	104,607
Geological	4,647	118,964	5,756	129,367	73,365
Geophysical	-	12,481	-	12,481	42,948
Line cutting	-	-	-	-	-
Reports and field	-	17,114	-	17,114	3,467
Travel	-	21,731	4,479	26,210	9,306
Quebec tax credit	-	11,755	(44,020)	(32,265)	-
	4,647	638,850	(33,785)	609,712	244,453
Exploration advances	-	(15,417)	-	(15,417)	-
Balance, November 30, 2007	$ 272,053	$ 844,399	$ 222,142	$ 1,338,594	$ 720,080

MEGASTAR DEVELOPMENT CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
<u>November 30, 2007 and 2006</u>

Note 1   <u>Nature of Operations</u>

The Company is a development stage public Company listed on the TSX Venture Exchange. The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties is dependant upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under resource property agreements and to complete the development of the properties, and upon future profitable production or the sale thereof.

The Company is incorporated under the British Columbia Company Act.

Note 2   <u>Summary of Significant Accounting Policies</u>

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies noted below:

a)   <u>Principles of Consolidation</u>

These consolidated financial statements include the accounts of Megastar Development Corp. and its wholly-owned subsidiary, 1055019 Ontario Limited, ("OntarioCo."). All intercompany transactions have been eliminated.

b)   <u>Equipment and Amortization</u>

Equipment is recorded at cost and amortized over its estimated useful life by the declining balance method using the following annual rates:

Computer equipment   30%

Additions during the year are amortized at one-half of the annual rates.

Note 2   Summary of Significant Accounting Policies – (cont'd)

c)   Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold, or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

d)   Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at the exchange rates prevailing at the transaction date. Gains or losses arising from the transactions are included in operations.

e)   Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

f)   Cash Equivalents

Cash equivalents are highly liquid Canadian dollar investments in term deposits with a financial institution that are readily convertible to cash.

Note 2   Summary of Significant Accounting Policies – (cont'd)

g) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities and due to related parties approximate their fair market value due to the short-term maturity of such instruments.   Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

h) Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset.   The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At November 30, 2007, the Company cannot reasonably estimate the fair value of the resource properties' site restoration costs, if any.

i) Flow-through Shares

The Canadian Institute of Chartered Accountants has issued guidance on the accounting treatment for Canadian flow-through shares through its Emerging Issues Committee Abstract ("EIC") No. 146. All flow-through shares issued by the Company are accounted for in accordance to this Abstract. Accordingly, upon renunciation of exploration expenditures to the shareholders, the Company reduces share capital and recognizes a future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more-likely-than-not able to utilize either these tax losses or other deductible temporary differences before expiry, the Company recognizes future tax assets, with a corresponding credit to operations for an amount equal to the future income tax liability.

j) Stock-based Compensation

The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Note 2   Summary of Significant Accounting Policies – (cont'd)

    k)   Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

    l)   Mining Tax Credits

Mining tax credits are recorded in the accounts when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions needed to obtain the credits. These non-repayable mining tax credits are earned in respect to exploration costs incurred in Quebec, Canada and are recorded as a reduction of the related deferred exploration expenditures.

Note 3   Resource Properties – Note 8

    a)   Simkar Property, Quebec, Canada

The Company's wholly owned subsidiary has a 100% interest in two contiguous mining concessions totaling 557 acres located in Louvicourt Township, Quebec.

    b)   Kauputau Properties, Quebec, Canada

Pursuant to an acquisition agreement dated February 7, 2005, the Company acquired a 100% interest in 63 mineral claims situated in Northern Quebec. Consideration was cash paid of $6,615 and the issue of 250,000 common shares. The claims are subject to a 2% net smelter royalty of which 1% can be purchased by the Company at any time for $1,000,000. During the year ended February 28, 2007, management decided not to continue development of this property and accordingly, the carrying costs of $47,643 were written off.

    c)   Ralleau Project

Pursuant to an agreement dated June 27, 2005, the Company acquired a 100% interest in 12 mineral claims situated in the Quevillon area of Quebec. Consideration was cash of $1,000 and the issue of 250,000 common shares. The claims are subject to a 2% net smelter return of which 1% can be purchased by the Company at any time for $1,000,000.

In 2006 and 2007, the Company staked an additional 83 claims and now owns 100% interest in a total of 95 claims comprising 5,352.35 ha.

Note 3   Resource Properties – Note 8 (cont'd)

   d) Sedex Zinc Property

   Pursuant to an agreement dated February 13, 2006 and amended January 8, 2007, the Company acquired a 100% interest in 46 mineral claims located in the Omineca Mining Division, BC, in consideration for cash paid of $109,000 and 500,000 common shares issued.

   Out of the 46 claims, 28 claims had been amalgamated into 5 claims, with the result that the Company now has 23 claims.

   A finder's fee in the amount of $11,000 and 50,000 shares of the Company was paid. The claims are subject to a 2% net smelter returns royalty of which the Company can purchase 1% for $1,000,000.

   Pursuant to an agreement dated March 28, 2007, the Company has granted an option to Mantle Resources Inc. ("Mantle") whereby Mantle may earn up to 60% interest in the claims by making cash payments totaling $150,000 (received $50,000); the issuance of 125,000 shares (received 50,000 shares); and incurring $2,250,000 million in exploration expenditures over three years. Upon earning its 60% interest, Mantle can earn up to 80% interest in the property by making an additional $1.0 million in exploration expenditures and can increase its interest to 90% upon completion of a pre-feasibility study.

Note 4   Capital Assets

	Cost	Accumulated Amortization	Net
Computer equipment	2,491	187	2,304

Note 5   Share Capital – Note 8

   a) Authorized: Unlimited number of common shares without par value.

Note 5   Share Capital – Note 8 – (cont'd)

b) Issued:

		Number of Shares	Amount
Balance, February 28, 2006		16,756,733	$ 6,281,469
For cash:			
Pursuant to private placements	- at $0.16	2,669,000	427,040
	- at $0.20	5,842,500	1,168,500
Less share issue costs		-	(169,447)
Finders fees		62,500	-
Pursuant to warrants exercised	- at $0.20	199,000	39,800
	- at $0.15	2,778,750	416,813
	- at $0.23	600,000	138,000
Pursuant to stock options exercised	- at $0.11	225,000	24,750
For acquisition of mineral property		550,000	143,000
Transfer from contributed surplus on exercise of share purchase options		-	22,410
Recovery of future income tax asset		-	(40,637)
Balance, February 28, 2007		29,683,483	8,451,698
For cash:			
Pursuant to stock options exercised	- at $0.11	335,000	36,850
Pursuant to stock options exercised	- at $0.15	50,000	7,500
Transfer from contributed surplus on exercise of share purchase options		-	40,688
Less share issue costs		-	(1,361)
Balance, November 30, 2007		30,068,483	$ 8,535,375

c) Escrow:

At November 30, 2007, 131,250 (2006: 131,250) shares are held in escrow by the Company's transfer agent. Subsequent to November 30, 2007 the shares were cancelled.

d) Commitments:

Stock-based Compensation Plan

The Company has granted share purchase options to directors, employees and non-employees. These options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant. The share purchase options have vesting terms ranging from immediate upon granting to over eighteen months. A summary of the status of the options outstanding as at November 30, 2007 is presented below:

Note 5   Share Capital – Note 8 – (cont'd)

    d) Commitments: - (cont'd)

	2007	
	Number of Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	3,610,000	$0.14
Cancelled/expired	(1,062,500)	$0.20
Granted	375,000	$0.15
Exercised	(385,000)	$0.12
Outstanding at end of period	2,537,500	$0.16
Exercisable at end of period	2,105,365	

During the period ended November 30, 2007, stock-based compensation expense of $96,827 (2006: $98,512) was recorded on options vesting during the period.

As at November 30, 2007, the following share purchase options are outstanding:

Number of Shares	Exercise Price	Expiry Date
200,000	$0.11	September 1, 2008
35,000	$0.11	December 5, 2009
47,500	$0.25	January 28, 2009
200,000	$0.11	January 17, 2010
285,000	$0.15	January 25, 2011
215,000	$0.20	March 21, 2011
75,000	$0.22	April 10, 2011
755,000	$0.16	November 27, 2008
350,000	$0.20	February 12, 2009
375,000	$0.15	June 25, 2009
2,537,500		

Share Purchase Warrants

At November 30, 2007 there are 9,297,000 share purchase warrants outstanding. Unless otherwise noted, each warrant entitles the holders thereof the right to purchase one common share as follows:

Number of Warrants	Exercise Price	Expiry Date
5,252,500	$0.40	October 16, 2008
2,731,500	$0.30	November 30, 2008
1,313,000	$0.40	November 30, 2008
9,297,000		

Note 5   Share Capital – Note 8 – (cont'd)

    d) Commitments – (cont'd)

        Agent's option

        At November 30, 2007 there is an outstanding agent's option to purchase up to 477,500 units at a price of $0.20 per unit until October 16, 2008. Each unit is comprised of one common share and one share purchase warrant. Each warrant may be exercised at a price of $0.40 until October 16, 2008.

    e) Flow-Through Shares

        During the year ended February 28, 2007, the Company issued 5,842,500 (2006 – 794,000) flow-through shares for proceeds of $1,168,500 (2006 - $119,100). The proceeds from these issues must be used for qualifying exploration expenditures which will be renounced by the Company in favor of the investors purchasing such shares and such expenditures are not available to the Company for income tax purposes.

Note 6   Related Party Transactions

    The Company incurred the following expenditures with directors and officers of the Company and companies with common directors,

	2007	2006
Consulting fees	$ -	$ 3,350
Geological fees	7,000	-
Management fees	110,834	60,500
	$ 117,834	$ 63,850

    These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

    As at November 30, 2007, accounts payable includes $34,500 (2006: $25,300) consists of amounts owing to directors of the Company for unpaid management fees and expenses incurred on behalf of the Company. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

Note 7   Non-cash Transactions

    Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flows statements. The following transactions were excluded from the statements of cash flows:

    a) During the period ended November 30, 2006, the Company issued 550,000 common shares at $0.26 per share ($143,000), pursuant to the acquisition of the Sedex Project.

Note 8   Subsequent Events – Notes 3 & 5

Subsequent to November 30, 2007:

a) A total of 131,250 shares held in escrow were cancelled and returned to treasury.

b) A total of 100,000 stock options exercisable at a price of $0.15 for two years was granted.

c) Pursuant to the Option Agreement with Mantle Resources Inc. ("Mantle") dated March 28, 2007 the Company received 50,000 shares of Mantle which are subject to a four month hold period from the date of issue.

Note 9   Comparative Figures

Certain comparative figures for the period ended November 30, 2006, have been reclassified to conform with the current year presentation.

Form 52-109F2 *Certification of Interim Filings*

I, *David Bikerman, President and Chief Executive Officer of Megastar Development Corp.*,
certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-
    109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *Megastar
    Development Corp.*, (the issuer) for the interim period ending *November 30, 2007*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a
    material fact or omit to state a material fact required to be stated or that is necessary to
    make a statement not misleading in light of the circumstances under which it was made,
    with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other
    financial information included in the interim filings fairly present in all material respects
    the financial condition, results of operations and cash flows of the issuer, as of the date
    and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and
    maintaining disclosure controls and procedures and internal control over financial
    reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed
         under our supervision, to provide reasonable assurance that material information
         relating to the issuer, including its consolidated subsidiaries, is made known to us
         by others within those entities, particularly during the period in which the interim
         filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed
         under our supervision, to provide reasonable assurance regarding the reliability of
         financial reporting and the preparation of financial statements for external
         purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's
    internal control over financial reporting that occurred during the issuer's most recent
    interim period that has materially affected, or is reasonably likely to materially affect, the
    issuer's internal control over financial reporting.

Date: January 29, 2008

"DAVID BIKERMAN"

David Bikerman
President and Chief Executive Officer

Form 52-109F2 *Certification of Interim Filings*

I, *Gary Musil, Chief Financial Officer of Megastar Development Corp.,* certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *Megastar Development Corp.*, (the issuer) for the interim period ending *November 30, 2007*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 29, 2008

"GARY MUSIL"

Gary Musil,
Chief Financial Officer

MEGASTAR DEVELOPMENT CORP.

Form 51-102F1

Management's Discussion & Analysis
for Quarter Ended November 30, 2007

and up to January 29, 2008

Item 1:   INTERIM MD&A

Forward-looking Information

This Management Discussion and Analysis ("MD&A") contains certain forward-looking statements and information relating to Megastar Development Corp. ("MDV" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to MDV. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to MDV or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of MDV exploration properties. Such statements reflect the current views of MDV with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of MDV to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

1.1   Date

The following discussion and analysis was approved by the Directors of the Company on January 29, 2008. All figures are in Canadian dollars unless otherwise noted.

1.2   Overall Performance

SIMKAR property, Quebec:

The Company's exploration focus has been in Quebec, on the Company's 100% owned SIMKAR property. Megastar Development Corp. has a 100-per-cent interest in two mining concessions consisting of 557 acres in the Louvicourt township of Quebec, approximately 20 kilometres east of Val d'Or, Que. The Simkar property is situated within the Abitibi greenstone belt. While the Simkar property was owned and operated by the Louvicourt Goldfield Corp. ("Louvicourt") in the mid-1940s, it produced approximately 32,000 ounces of gold between 1947 and 1949.

The Company spent over $800,000 on a drilling program during mid to late 1990"s. The Company received an engineering report at that time recommending a further drilling program on the Simkar Property. The 2004 program consisted of 900 meters of NQ-core diamond drilling and commenced following refurbishment of the grid on the property. A result of the completed summer 2004 diamond drill testing was announced in the News Release dated December 13, 2004 and can be reviewed on SEDAR.

A NI 43-101 Technical Report prepared by Carl Pelletier, B.Sc., P. Geo. was subsequently filed and is available on Sedar at http://www.sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=00005816

On March 4, 2005 Megastar announced the results of a detailed compilation of the prospective North Rhyolite target area. The North Rhyolite is a 700m wide, virtually untested sequence of felsic volcanic rocks belonging to the Val d'Or Formation. The North Rhyolite crosses the north part of the property over a strike length of 1km. In the initial drilling of this area, 6 drill holes were completed within the favourable sequence. Assessment files compiled indicate that all of these holes crossed wide zones of significant sulphide mineralization consisting mostly of pyrite and minor chalcopyrite. Although these reported sulphide zones were not systematically assayed, many of the samples taken returned anomalous to higher-grade gold values. In addition to the existing IP Survey, recently completed regional-scale Megatem and Titan24 surveys, completed by Aur Resources, covered the north part of the Simkar Property, including most of the North Rhyolite. The data obtained from Aur Resources, identifies nine (9) anomalies within the Simkar Property. The most significant is quoted as a "Priority 1", moderate conductor located at moderate to great depth. This anomaly appears coincident with one of Megastar's IP anomaly. In addition, a strong, deep-seated Titan24 anomaly is interpreted to be located within the North Rhyolite. Geophysical interpretation suggests that the anomaly is located at a depth of 700m to 1200m. The Titan24 anomaly is coincident with both the IP and the Megatem features described above. The deep penetrating geophysical data obtained from Aur Resources greatly enhances the potential of the North Rhyolite.

On May 30, 2006 the Company announced that it had retained Martin Bourgoin, P.Geo. a principal of MRB & Associates of Val d'Or, Quebec to complete a detailed digital compilation of all the historic gold zones on the SIMKAR Property.

On March 13, 2007 the Company announced that it has completed the first comprehensive 3D – computer-generated compilation and target generation program ever done on the Simkar Property. Results show excellent potential for both, the shear-hosted gold-bearing quartz vein deposits similar to many old and active producers in the area, and gold-bearing sulphide zones similar to the multi million ounce Bousquet Gold Camp in Cadillac, 50km west of the property. Underground mine workings have been digitally re-constructed, along with the creation and re-positioning of all surface diamond drill holes. Modern 3D imaging of the Mine and independent professional analysis of all data indicates excellent potential for the discovery of additional gold mineralization below the old workings. The Company also announced that it began a 2007 diamond drill program; the 2007 drilling campaign on "Simkar South" includes step-outs from earlier drilling on the East Zone Shear 100 meters east of the underground workings where the mineralized interval yielded 11.42 g/t Au over a core length of 1.6 meters. The zone was also intersected below the 525-foot level returning an assay of 17.64 g/t Au over a 1.4-meter core length. On Simkar North", drilling was conducted on a 900-metre long gold-bearing sulphide zone within a rhyolitic horizon located near the northern property boundary. One intersection on the western extent returned a 64.4-meter thick gold and copper bearing pyritic horizon with associated chloritized felsic volcanics. Another intersection, on the eastern extent, returned 1.27g Au/t over 6.2 m including 7.43 g Au/T and 0.1% Cu over 0.82 m. Down hole geophysical surveying of the conductive sulphide zone intersected in the historical drill holes was conducted to vector further drill testing.

On May 17, 2007 the Company announced that it had confirmed depth extension of gold mineralization at Simkar. The drill testing below the former producer on the Simkar Property has intersected high grade gold within a broader wide zone of mineralization. Hole SKR-07-01 returned 3.2 g/t Au over 6.70 m from 235.50m to 242.20m. Gold mineralization of economic potential from SKR-07-01 is associated with an increase in silicification and potassic alteration of a Feldspar Porphyry unit along with mild shearing and 10-15% pyrite at the vicinity of a contact with a Diorite unit.

On June 12, 2007 the Company announced that it intersected high grade gold at Simkar. Hole SKR-07-02 was designed to test the B-Zone, approximately 75 meters above the intersection point of DDH SKR-07-01 (3.20 g/t Au over 6.70 m) at a down hole depth of approximately 170 m. Several small quartz veinlets were intersected but assays returned values below 1.0 g/t Au. The hole appears to have intersected the B Zone outside of the down plunge corridor. SKR- 07-03 was designed to test the B Zone at a down-hole depth of 160m and approximately 100 meters east of hole SKR-07-02 but resulting assays are sub-economic. SKR-07-04 was designed to intersect the East Zone at a down hole depth of 220 meters. An unexpected zone of gold mineralization was intersected over 4.5m grading 7.22 g/t Au (159.5 to 164) and includes a high-grade section returning 99.8 g/t Au over 0.3 meters with anomalous values on either side. The east Zone was intersected by SKR-07-04 from 219.5 to 221.0 m and yielded 1.5 g/t Au over 1.5 meters. The high-grade intersection from SKR-07-04 (99.80 g/t Au over 0.30 meters) located on section 8040 E, appears to correlate with another high-grade intersection obtained in hole SKR-07-05 (140.00 g/t Au over 0.50 meters) on section 8140 E. Furthermore, historical drill holes in this area also intersected some high-grade gold values, which correlate with SKR-04-05. DDH F87-19 on section 8160 E intersected 44.10 g/t Au over 0.67 m and F-87-17 on section 8180 E intersected 14.75 g/t Au over 0.75 m. The data indicates a new gold bearing structure, which appears to be an en-echelon branch just south of the East Zone and represents strong potential for another near surface high-grade gold structure. This new zone is located approximately 50 meters south of the East Zone, which is accessible from historical underground workings (525 foot level).

On July 11, 2007 the Company announced that it had received 5 more holes from drill testing on the south zone at the past producing Simkar Gold Property. High-grade zones were intersected in holes - 04, - 05 and - 09. These three holes, on strike over approximately 350 meters, were designed to test the continuity of known mineralized zones at depth (East Zone and C Zone). All three holes successfully intersected the targeted mineralized zones at depth, thus confirming the continuity of the gold bearing structures. Furthermore, a new series of high-grade veins were also intersected in the upper part of these three holes. These new high-grade veins are located approximately 50 meters south of the Shear Zone, which hosts the East and C Zones, and appear to be part of a network of high-grade tension veins. Similar veins have been documented to occur in the near vicinity of the A and B Zones, and now, the company appears to have intersected a new network of these narrow high-grade tension veins south of the southernmost structure that was mined previously. Certainly, more work will be undertaken to test this model.

On January 28, 2008 the Company announced that three drill holes (totalling 752 meters) were drilled on the north zone in 2007 to further test a 900-metre-long gold-bearing sulphide zone known to exist within a rhyolitic horizon. All three of these wide-spaced holes intersected anomalous gold mineralization, and two of the holes encountered grades of over 2.0 grams per tonne gold over 1+ meter intervals. Nine drill holes have now been completed within the favourable sequence of felsic volcanic rocks in the north zone. All of these holes intersected wide zones of significant disseminated sulphide gold mineralization over a strike length of approximately 700 meters. Assayed samples returned anomalous to higher-grade gold values up to 7.4 g/t Au. A Megatem and Titan24 Survey conducted earlier over the region confirms significant potential for a large bulk tonnage VMS deposit at Simkar North. The geological environment in this zone resembles that observed at the prolific Bousquet gold camp where more than 50 million ounces of gold were produced.

KAUPUTAU property, Quebec:

On March 3, 2005 the Company announced the completion of the purchase of a 100% interest in the KAUPUTAU Property located in the Opinaca reservoir region, James Bay, Quebec. Pursuant to the agreement the Company paid $6,615 and issued 250,000 shares in the capital of the Company. On June 13, 2005 the Company announced the reconnaissance and mapping program designed to identify and sample zones of mineralization in order to orient further exploration efforts.

As exploration efforts did not yield desired results, management has made a decision not to renew the claims, resulting in a write off ($47,643) in acquisition/deferred exploration costs at the year ended February 28, 2007.

RALLEAU property, Quebec:

On July 25, 2005 the Company announced that it had received regulatory approval for the acquisition of a 100% interest in the RALLEAU property located approximately 40km east of Quévillon, Quebec. Mapping and sampling identified anomalous Cu-Zn Volcanogenic Massive Sulphide (VMS) mineralization on the property. Several untested input anomalies occur within the favourable felsic volcanic rocks which are coincident with anomalous base metal values on surface. Chip sample results elsewhere in the region returned values up to 1.56% Cu, 17.2 g/t Ag over 14 meters. As well, a recent government publication states that the probability of discovering a VMS deposit within the lavas and tuffs at RALLEAU is high. The property is located a short distance from Breakwater's (TSX: BWR) Langlois mine hosting reserves and resources of 8.3 MT of 11%Zn, 0.8%Cu and 53 g/t Ag (Breakwater 2004 annual report). The Acquisition Agreement was amended such that the sole vendor of the property is Nievex Geoconsultant Inc., an arm's length party. Pursuant to the agreement the Company paid $1,000 and issued 250,000 shares in the capital of the Company. The Vendor will retain a 2% Net Smelter Royalty of which 1% can be purchased by the Company at any time for $1,000,000. The closing of this acquisition was announced in the News Release dated August 18, 2005.

On March 15, 2006 the Company announced the completion of a 75km grid and the commencement of a magnetic/DeepEM survey. In addition, selected grid lines were covered by a DeepEM in-loop survey in order to better define the known conductors within the favourable felsic volcanic rocks. The DeepEM in-loop survey is a Time-Domain EM geophysical method developed by Crone Geophysics. It is designed to locate conductive bodies (such as sulphide deposits) within the underlying rocks. This preparatory work will be followed by a diamond drilling program designed to test the priority conductors delineated from the deep-penetrating EM survey.

On April 11, 2006 the Company announced the completion of a magnetic and a DeepEM survey. Six (6) distinct DeepEM conductors were identified, 4 of which occur within the favourable Novallet rhyolites. Drilling to test these identified conductors was scheduled to follow. Megastar covered the entire property with the appropriate geophysical surveys in order to refine the geological interpretation and further characterize the historic airborne Input conductors. The magnetic survey clearly maps a unit of low magnetic susceptibility which correlates with the Novallet rhyolite identified in the Government survey. Based on local outcrop exposure of the Rhyolite the RG2002-12 interpretation estimated its thickness to be 500m thick. The recent detailed ground magnetic survey conducted by Megastar suggested that the unit measures more than 850m thick and strikes across the entire Ralleau Property. In addition magnetic anomalies adjacent with the south contact of the rhyolite are coincident with reported surface mineralization, and signatured by DeepEM conductors. Megastar has now completed the preparatory work on the Ralleau Property and results continue to support the potential for discovery of VMS mineralization.

On April 26, 2006 the Company announced the diamond drilling to test the six (6) prominent DeepEM conductors identified by ground geophysical survey. Five (5) holes totalling 1500m were drilled to test all six conductors. Holes were also planned to be surveyed by Downhole EM once completed. The downhole survey provides a radius of investigation of more than 100m around the hole within which any conductors can be identified and linked to geological information obtained from the core.

On May 24, 2006 the Company announced that the first phase of diamond drilling had been completed.

On October 19, 2006 the Company announced that the results from wholerock lithogeochemical sampling were still pending. Diamond drilling intersected disseminated, stringer and massive sulphide mineralization over metric widths and all conductors were explained. Coring of sulphide mineralization prompted the company to stake additional claims to the east and initiate discussions with its immediate neighbour in order to further consolidate the land holdings.

On January 26, 2007 the Company announced an update of the 2006 diamond drill program and work slated for 2007. The company has acquired 17 new mineral claims contiguous to its 100% owned RALLEAU property located 40 km east of Quevillon, Quebec. Coring of sulphide mineralization and the identification of a new volcanogenic massive sulphide (VMS) alteration package prompted the company to stake additional claims to the east. Five diamond drill holes were completed for a total of 1,545.7 meters. Drilling was aimed at testing coincident Magnetic, DeepEM conductors and favourable geology. Dr. Mathieu Piché, Ph. D, Geo. an independent qualified person, completed the core logging and sampling as well as the assessment report. All EM conductors are explained. While no economic Au, Ag, Cu or Zn mineralization was found in the assayed samples, local anomalous values correspond to the geochemical alteration. Geochemical data was used by Dr. Piché to characterize the rock types as well as their alteration type and intensity. The whole rock analyses show Na_2O depletion in the footwall. Several samples have strong K_2O enrichment within the hanging wall, which is typically seen associated with many Abitibi VMS Deposits. In addition, DDH MAR-06-01 crossed a significant zone of sericitized rhyolite, also considered a key element in VMS exploration.

On December 4, 2007 the Company announced that it has acquired more ground and further exploration work has resumed . Mapping, sampling and drilling in 2006 resulted in discovery of massive sulfides over metric widths and returned anomalous copper and zinc values. As a result of the 2006 work, the company has followed through on its strategic plan and significantly increased its land holdings along the favourable trend. Several untested anomalies occur within the favourable rocks at Ralleau, consequently the company has acquired additional claims (formerly Xstrata) contiguous and on trend where strong sericite alteration appears to intensify and where the company has recently identified a sulphide occurrence in a large outcrop located approximately 6 kilometres east of the 2006 discovery.

SEDEX Zinc project, British Columbia:

On February 13, 2006 the Company announced that it had entered into an option agreement to acquire 100% interest in a total of 46 mineral claim units located in the Omineca Mining Division, British Columbia, approximately 280 kilometers north-northwest of Mackenzie, B.C., Canada. These claims are situated in the emerging world class Gataga-Akie SEDEX zinc/lead/silver camp in the Omineca mining district of British Columbia, northeast of Williston Lake. The claims under option cover 185 square kilometers and include 5,630 meters of active zones in the favorable late Devonian Gunsteel shales that host the recent new discovery by Mantle Resources Inc. (TSX-V: MTS)/Ecstall Mining Corp. (TSX-V: EAM) on Ecstall's Akie property. Several of the Megastar's claim units are located in close proximity to the historical Akie deposit where recent drilling program by Mantle Resources discovered a significant new zone of thick, high-grade SEDEX -style zinc-lead mineralization - most recent drill hole results released over the past three months include 17.93 m of 17.22% Zn (hole #1), 26.7 m of 11.95% Zn, 2.74% Pb (hole #2) and 19.2 m with 8.71% Zn, 1.83% Pb. The newly acquired claims, dubbed the SEDEX Zinc Project, contain six known mineral occurrences documented by the B.C. Geological Survey.

On September 18, 2006 the Company announced that surface prospecting and a sampling program on the Sedex zinc property in Omineca mining division, approximately 280 kilometers northwest of Mackenzie, B.C., was underway.

On January 11, 2007 the Company announced that it has fully exercised its option in regards to the SEDEX Zinc property pursuant to the terms of the option agreement dated February 13, 2006 with 747080 B.C. Ltd. (the "Optionor"). After successful negotiations with Optionor the Company completed the exercise of its option ahead of schedule by paying $61,000 cash, and as a result the Company is now fully vested and owns 100% of the property, subject to 2% NSR.

On March 29, 2007 the Company announced that it has completed and signed a definitive agreement with Mantle Resources Inc. (TSX-V: MTS) pursuant to which Mantle will have an option to earn an initial 60% interest in Megastar's SEDEX zinc properties by spending up to $2.25 million. Mantle will be the operator and can earn a 60% interest in Megastar's properties as follows:

- Payment to Megastar of $50,000 (received) and the issuance of 50,000 shares (received) of Mantle upon signing a definitive agreement;
- The issuance of 50,000 shares **(received subsequent to the period ended November 30, 2007)** of Mantle nine months from signing a definitive agreement;
- Payment to Megastar of $100,000 and the issuance of 25,000 shares of Mantle on or before the first anniversary of the signing of the definitive agreement; and
- Spending $2.25 million in exploration and development over a three-year period.

Upon earning a 60% interest, Mantle can increase its interest to 80% by spending an additional $1.0 million on the properties. Mantle can then earn a further 10% (cumulative 90%) by completing a preliminary feasibility study.

On July 30, 2007 the Company announced that it has been informed by Mantle Resources Inc. that Mantle has begun its regional exploration program on the southern half of a 180-kilometre-long package of zinc-lead properties, in the world-class Kechika trough. Initially, Mantle's regional work program will be focused entirely on Megastar's highly prospective properties (18,198 hectares), held under option by Mantle. By expending $2.25-million on exploration and development over a 3 year period, Mantle can earn a 60-per-cent interest in these, all of which encompass shales of the Gunsteel formation and a number of zinc-lead showings.

OTHER:

1. On June 19, 2007 the Company announced that David Bikerman has joined the company's board of directors.
2. On June 25, 2007 the Company granted 375,000 incentive stock options under its 2006 Stock Option Plan to directors, employees and consultants at $0.15 expiring on June 25, 2009.
3. The Company held the Annual General Meeting on July 26, 2007. At the Meeting, shareholders passed the resolution to set the number of directors of the Company for the ensuing year at five. As tabled for election by shareholders, Messrs. Dusan Berka, David Bikerman, Richard Roy, Philippe Cloutier and Gary Musil were elected directors for the ensuing year. Mr. Hanif Sachedina decided to pursue other opportunities and did not stand for re-election.
4. **On October 10, 2007 the Company announced that it has appointed David Bikerman, Director, as President & CEO of the company. Mr. Dusan Berka has stepped aside as President and will retain the role of Chairman and director.**
5. **A total of 125,000 stock options were exercised at a price between $0.11 and $0.15 for total proceeds of $15, 750.**
6. **A total of 312,500 stock options exercisable at prices between $0.15 and $0.25 expired.**

Investor Relations:

On June 25, 2007 the Company announced that it has retained the services of Coal Harbor Communications Inc. to provide investor relations services. Coal Harbor will receive a fee of $6,000 per month starting June 25, 2007 as well as 175,000 options at a price of 15 cents per share exercisable for a period of two years pursuant to the company stock option plan. The term of the contract is one year. Either party may cancel the contract after 3 months with 30 days notice. **On July 27, 2007 the Company received TSX Venture Exchange acceptance of this Agreement.**

Stock Option Plan:

Pursuant to a "Stock Option Plan" as approved by the shareholders at the Annual General Meeting that was held on July 26, 2007, subject to TSX Venture Exchange acceptance, and to cancellation and termination of the 2006 Plan, the Company's has implemented the "2007 Rolling Plan" until the next annual general meeting of the Company. Upon implementation of the 2007 Rolling Plan, the Company's Board of Directors (the "Board"), or any committee created pursuant to the terms of the 2007 Rolling Plan (the "Committee"), is authorized to grant options under and subject to the terms and conditions of the 2007 Rolling Plan, which may be exercised to purchase up to 10% of the issued and outstanding share capital of the Company, as determined at the time of granting;

SUBSEQUENT EVENTS:

Subsequent to the period ended November 30, 2007 the Company has announced and filed documentation with respect to the following transactions and events:

1. On January 8, 2008 the Company announced the appointment of Shawn Thomas to the Advisory Board. A results-oriented communications and marketing executive, Mr. Thomas brings to Megastar twenty years of executive leadership and strategic experience in the areas of communications, public affairs, media relations, sponsorship marketing and advertising, public relations, issue management, political liaison, government relations and public policy. As compensation for his services, Megastar has granted incentive stock options to Mr. Thomas under the company's stock option plan for a total of 100,000 common shares at an exercise price of 15 cents for a period of two years.

2. A total of 131,250 shares held in escrow pursuant to the Escrow Agreement dated August 14, 1996 were cancelled and returned to treasury.

3. Pursuant to the Option Agreement with Mantle Resources Inc. ("Mantle") dated March 28, 2007 the Company received 50,000 shares of Mantle which are subject to a four month hold period from the date of issue.

1.3   Selected Annual Information

		Year-Ended February 28, 2007	Year-Ended February 28, 2006	Year-Ended February 28, 2005
a.	Net Sales or Total Revenues	$Nil	$Nil	$Nil
b.	Basic Earnings (Loss) per share from Continued Operations	$(0.02)	$(0.02)	$(0.02)
c.	Net Income or (Loss) in total	$(521,357)	$(288,665)	$(175,080)
d.	Net Income or (Loss) per share	$(0.02)	$(0.02)	$(0.02)
e.	Net Income or (Loss) per fully diluted share basis	$(521,357)	$(288,665)	$(175,080)
f.	Total Assets	$2,500,610	$746,325	$168,582
g.	Total long-term financial Liabilities	Nil	Nil	Nil
h.	Cash dividends declared per share	N/A	N/A	N/A

1.4   Results of Operations

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may be different from those estimates. Additional significant accounting policies are detailed in Note 2 attached to the financial statements.

The Company's current exploration focus has been on its 100% owned SIMKAR gold and RALLEAU Zn-Cu properties located in Quebec. The Company has also been actively reviewing numerous exploration projects during the period under review in search of additional projects of merit.

1.5   Summary of Quarterly Results

The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

For the Quarter Periods Ending on	November 30, 2007	August 31, 2007	May 31, 2007	February 28, 2007
Total Revenues	$Nil	$Nil	$ Nil	$ Nil
Net Income (Loss) before discontinued operations and extraordinary items	($144,041)	($163,476)	($128,517)	($67,583)
Total Net Income (loss)	($144,041)	($163,476)	($123,270)	($67,583)
Basic (Loss) per share	($0.004)	($0.005)	($0.004)	($0.003)

For the Quarter Periods Ending on	November 30, 2006	August 31, 2006	May 31, 2006	February 28, 2006
Total Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net Income (Loss) before discontinued operations and extraordinary items	($170,477)	($98,449)	($184,848)	($90,968)
Total Net Income (loss)	($170,477)	($98,449)	($184,848)	($90,968)
Basic (Loss) per share	($0.008	($0.006)	($0.01)	($0.007)

Overall losses have decreased by $ 27,292 over the comparative nine months period ending November 30, 2006 resulting from a large part due to interest income received on short term deposits. The contributing factors accounting for the decrease included in the Administrative Expenses were attributed to the accounting for Stock-based compensation of $96,827 (2006: $98,512); Consulting and Admin. fees of $26,934 (2006: $84,300); Investor Relations/Shareholder information of $100,177 (2006: $127,948); Legal fees of $3,469 (2006: $22,720); and Filing fees of $4,737 (2006: $11,278).

Increase costs were reflected in: Insurance cost of $14,050 (2006: $nil); Accounting and audit of $23,181 (2006: $7,400); Travel and promotion increased to $30,986 (2006: $17,655); Office, telephone and miscellaneous expenses increased to $22,396 (2006: $16,360); Rent of $7,155 (2006: $6,720); and Management fees of $110,834 (2006: $60,500).

1.6   Liquidity

The Company has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable junior venture resource companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At November 30, 2007, the Company had $845,470 working capital surplus, as compared to $1,693,684 on February 28, 2007.

The Company's ability to continue as a going concern in the short term is dependent upon its ability to obtain financing. The Company obtains financing by the issuance of share capital or from the disposition of its mineral prospects. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

1.7   Capital Resources

The Company's sources of funds are derived from: (i) private placement financings (flow through and non-flow through) and (ii) amounts owing to related parties.

Additional disclosure concerning the Company's administrative expenses and resource property obligations and commitments are provided in the Company's Consolidated Statement of Loss and Deficit and Notes therein.

1.8   Off-Balance Sheet Arrangements

The Company has no off-Balance Sheet Arrangements other than reported in the Notes to the Financial Statements.

1.9 Transactions with Related Parties

During the period ended November 30, 2007, the Company paid and/or accrued an aggregate $110,834 (2006: $60,500) to the directors, for management and administrative services. Consulting fees to related parties for non-geological services totaled nil (2006: $3,350). Geological services totaling $7,000 (2006: $nil) were also paid.

1.10 Fourth Quarter

Previously discussed under Section 1.3 and 1.5

1.11 Proposed Transactions

See previous Section 1.2 - Property Performance and Investor Relations.

1.12 Critical Accounting Estimates

N/A

1.13 Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies. See Note 2 "Summary of Significant Accounting Policies" for details of the Company's accounting policies.

1.14 Financial Instruments and Other Instruments

Megastar's financial instruments consist of cash and short-term deposits, accounts receivables, prepaid expenses, accounts payables and accrued liabilities and amounts due to related parties approximate their fair market value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

1.15 Other MD&A Requirements

A. Authorized and Issued Share Capital as at January 29, 2008:

Authorized: an unlimited number of Common shares without par value
Issued and outstanding: 29,937,233 common shares

B. Options, Warrants & Convertible Securities Outstanding as at January 29, 2008:

The following options, warrants, and convertible securities were outstanding as at January 29, 2008:

Options Number	Exercise Price	Expiry Date
200,000	$0.11	September 1, 2008
755,000	$0.16	November 27, 2008
47,500	$0.25	January 28, 2009
350,000	$0.20	February 12, 2009
375,000	$0.15	June 25, 2009
35,000	$0.11	December 5, 2009
200,000	$0.11	January 17, 2010
285,000	$0.15	January 25, 2011
215,000	$0.20	March 21, 2011
75,000	$0.22	April 10, 2011

Warrants Number	Exercise Price	Expiry Date
5,252,500*	$0.40	October 16, 2008
2,731,500**	$0.30	November 30, 2008
1,313,000***	$0.40	November 30, 2008

* On October 16, 2007 the warrants were unexercised at $0.30 per share and are now exercisable at $0.40 until October 16, 2008

** On November 30, 2007 the warrants were unexercised at $0.25 per share and are now exercisable at $0.30 until November 30, 2008

*** On November 30, 2007 the warrants were unexercised at $0.25 per share and are now exercisable at $0.30 until November 30, 2008

C. Evaluation of Disclosure Controls and Procedures

Based on our evaluation for the period ended November 30, 2008 and up to date of this Management Discussion and Analysis, we have concluded that our disclosure controls and procedures are sufficiently effective to provide reasonable assurance that material information required to be disclosed in the Company's interim and annual filings and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that the material information is accumulated and communicated to Management of the Company, including the President and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

D. Corporate Governance Disclosure

The Company has submitted to its members and shareholders details in the Information Circular dated June 22, 2007 Corporate Governance Disclosure guidelines that have been presented to the Board of Directors for periodic review. Some of these guidelines are: Outlining the Company's business and implementation of appropriate systems to manage any associated risks, communications with investors and the financial community and the integrity of the Company's internal control and management information systems. The Management of the Company periodically updates directors with regulatory policy changes. The Management encourages and promotes a culture of ethical business conduct. The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interest of the Company.



MEGASTAR DEVELOPMENT CORP.

LISTING:

TSX Venture Exchange Symbol: **MDV**

Frankfurt Stock Exchange Symbol: **M5Q**

HEAD OFFICE:
#600 – 625 Howe Street
Vancouver, BC
V6C 2T6
Tel.: 604-683-6648
Fax : 604-683-1350
Email: dberka@megastardevelopment.com
Website: www.megastardevelopment.com

MAILING ADDRESS:
#600 – 625 Howe Street
Vancouver, B.C.
V6C 2T6
Tel: 604-683-6648
Fax: 604-683-1350
Email:
info@megastardevelopment.com

DIRECTORS AND OFFICERS:
Dušan Berka, P. Eng., Chairman/Director
David Bikerman, President/CEO/Director
Gary Musil, CFO/Director
Richard Roy, P. Geo., Director
Philippe Cloutier, P. Geo., Director

REGISTRAR AND TRANSFER AGENT:
Pacific Corporate Trust Co. Ltd.
3rd Floor - 510 Burrard Street
Vancouver, B.C. V6C 3B9

LEGAL COUNSEL:
Clark Wilson, LLP
Solicitor – Bernard Pinsky
#800 – 885 West Georgia Street
Vancouver, B.C. V6C 3H1

AUDITORS:
Amisano Hanson, CA
#604 – 750 West Pender Street
Vancouver, B.C.
V6C 2T7

END